Tesma International Inc.                                                 Q2

Tesma Second Quarter Report
Three and six months ended June 30, 2004

               Dear Shareholders:

               We are pleased to present our results for our second quarter and six-month period ended June 30, 2004.

               Financial Highlights
[Sale chart]
                 - Sales for the second quarter rose 22% to $340.4 million compared to $278.8 million for the second quarter of 2003, and for the first six months, increased 28% to $701.8 million.

                 - The acquisition of Davis Industries, Inc. (Davis) which we completed in our first quarter, added approximately $34 million in new sales for us this quarter and $68 million on a year-to-date basis.

                 - North American vehicle production volumes for the quarter were substantially unchanged and European production volumes were up 2% in the quarter.
[Net Income chart]
                 - Content per vehicle increased 22% in North America and 4% Europe to $53 and euro 16, respectively, during the quarter. On a year to date basis, content per vehicle increased in North America and Europe by 31% and 3% (to $55 and euro 17, respectively). Davis' operations contributed approximately $8 of content in North America in both the second quarter and six months of the year.

                 - Net income in the second quarter increased 23% to $26.2 million compared to $21.2 million in the prior year, and for the first six months, increased 36% to $50.9 million.

                 -  Diluted earnings per share for the quarter increased to
                    $0.80 from $0.66 in 2003 and year-to-date, increased to
                    $1.56 from $1.16.
[N.A. Content Per
Vehicle chart]   -  Operating cash flow in the second quarter increased to
                    $45.6 million, an increase of 16% over the $39.2 million generated in the prior year. For the first six months of the year, operating cash flow increased to $91.8 million from $68.7 million in the same period of 2003.

                 - We further solidified our net cash position during the quarter by 3% to $144.3 million, from $139.5 at the end of the first quarter and $122.5 million at December 31, 2003.
[Diluted EPS chart]
               We continued our growth in our major markets during the second quarter. Our short-term profit growth, however, was somewhat slowed by increased costs of manufacturing, largely steel price increases and surcharges implemented earlier this year. To mitigate these cost increases, we continue to refine our world-class manufacturing operations and reduce the costs we have direct control over, while maintaining our investments in the development of new products and technologies for the future. Additional financial and operating highlights are outlined in the attached Management's Discussion and Analysis of Results of Operations and Financial Position for the three and six-month periods ended June 30, 2004.


/s/ Anthony E. Dobranowski                    /s/ Klaus Blickle
____________________________                  _____________________________
Anthony E. Dobranowksi                        Dr. Klaus Blickle
Vice Chairman & Chief Financial Officer       President


    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
    RESULTS OF OPERATIONS AND FINANCIAL POSITION
    FOR THE SECOND QUARTER AND SIX-MONTH PERIOD
    ENDED JUNE 30, 2004                                       August 3, 2004

    Tesma International Inc. designs, engineers, tests and manufactures technologically-advanced powertrain (engine, transmission and fuel) components, modules and systems for the global automotive industry. We employ approximately 5,700 skilled and motivated people in 28 manufacturing facilities in North and South America, Europe and Asia, and five focused tooling, design and R&D centres supporting our three principal product technology groups: Tesma Engine Technologies, Tesma Transmission Technologies and Tesma Fuel Technologies.
    The following management's discussion and analysis of our consolidated operating results and financial position (MD&A) is for the three and six-month periods ended June 30, 2004 and 2003 and should be read in conjunction with the accompanying unaudited interim consolidated financial statements and notes thereto and with the audited consolidated financial statements and notes for the year ended December 31, 2003 and management's discussion and analysis in our 2003 Annual Report. All amounts in this MD&A are in United States dollars (U.S. dollars) unless otherwise indicated.

    OVERVIEW

    Our ultimate vision is to be the world's leading Tier I supplier of advanced powertrain modules and systems. Our ability to develop and manufacture individual components and to assemble them as highly engineered modules and systems continues to place us at the forefront of industry trends towards modularization and outsourcing. As most of our traditional customers know, our primary focus is to not just meet their expectations, but to exceed them. As we continue to broaden our global scope, we are demonstrating this same focus and vigor to non-traditional customers.
    Our second quarter included positive growth in our sales and profit levels, but also saw an escalation in the numerous challenges we face, especially in the North American market. We are pleased with the increased profitability of our European operations, especially at our European diecasting operations which continue to benefit from significant operating improvements and efficiencies achieved over the past year. In addition, we shipped initial product volumes (albeit very small) to Poland from our new Italian operations which will ramp up over the next several months. In North America, however, our profitability levels did not improve despite sales growth, as steel price increases and surcharges implemented gradually in the first quarter increased significantly during the second quarter. Our traditional North American customers experienced further production and market share declines to the benefit of the New Domestic OEMs. More specifically, production levels at General Motors (GM), our largest customer, decreased further from a weak period in the prior year, especially on a number of higher-volume North American engine programs that have significant Tesma content.
    We continued the integration of Davis Industries, Inc. (Davis) this quarter. Additional infrastructure and support resources are being added at each Davis facility in order to establish independent and decentralized operations, consistent with the rest of our global divisions and subsidiaries. All of the functions and responsibilities previously performed by employees at Davis' corporate office were either transferred or eliminated over the first six months of the year and this office was closed, ahead of target, during the second quarter. For the quarter, the Davis operations added approximately $34 million of sales ($68 million year-to-date) and increased our North American content per vehicle by over $7 ($8 year-to-date). Despite these increased sales, the Davis operations negatively impacted our bottom line in the second quarter (no impact year-to-date) as these facilities have been hit the hardest by steel price increases and surcharges (as they are not a party to any steel resale programs with our OEM customers). One division, in particular, is experiencing operating inefficiencies which led to significantly higher manufacturing costs in the production of a non-core product line. Additional details regarding the impact of the Davis operations on our second quarter results are provided in the relevant sections of this MD&A below.
    The new business awarded to us in the first quarter was further supplemented in the second quarter with the award of an oil pan assembly for the next generation of GM's GEN IV engine program, installed in many of GM's light truck platforms (including full-size pickups and SUVs) and expected to launch at Tesma in mid 2005. These future sales, however, will not be incremental beyond 2005 as we became aware that Tesma's production of the water pump assembly for the truck volume portion of this same engine will "balance out" sooner than originally expected in December 2005 (with only limited service volumes continuing).
    Our financial resources remain strong. Cash levels, net of bank indebtedness, exceed $140 million, and our total debt to total capitalization remains at a conservative 11%. With this strong foundation which we expect to continue to build, we are well positioned to continue our growth and ultimately deliver increased shareholder value.

    OUTLOOK

    For the full year ending December 31, 2004, our view of production volumes has not changed significantly. We anticipate that production volumes in North America will be approximately 16.0 million units, or 1% higher than the prior year, while in Europe, we expect production of approximately
16.4 million units, about the same as the full year volumes experienced last year. Based on these forecasts, the inclusion of the Davis operations, our anticipated tooling and other automotive sales, our projected content per vehicle levels and the impact of foreign exchange at the current rates in effect, we continue to expect overall sales growth in the range of 22% to 24% for the year ending December 31, 2004.

    ACCOUNTING CHANGES

    Stock-based compensation

    In 2003, we adopted new rules issued by the Canadian Institute of Chartered Accountants (CICA) under Handbook Section 3870 "Stock-Based Compensation and other Stock-Based Payments" (CICA 3870) which require that stock-based compensation transactions be accounted for at fair value. We adopted these new rules earlier than required by the standard and applied them on a retroactive basis to stock-based awards granted on or after August 1, 2002, the date that we were initially required to adopt CICA 3870. As a result, the comparative six-month period ended June 30, 2003 has been restated and reflects a cumulative adjustment to increase the opening balance of contributed surplus by $0.1 million and decrease the opening balance of retained earnings by $0.1 million. In the current quarter ended June 30, 2004, we recorded compensation expense of $0.2 million ($0.6 million year-to-date) as part of selling, general and administrative (S,G&A) expenses, while in the same periods a year ago, the expense recorded was nominal.

    Asset Retirement Obligations

    Effective January 1, 2004, the CICA issued Handbook Section 3110 "Asset Retirement Obligations" (CICA 3110). CICA 3110 requires that we estimate and recognize the fair value (discounted to present value) of any liabilities for future asset retirements, where applicable, and record the associated cost over the period of use. For us, this primarily represents the obligation, at the end of each lease term, to restore leased premises back to their condition at the inception of the lease. At lease inception, the present value of this obligation is determined and recognized as a long-term liability with a corresponding amount recognized as an additional capital asset. The amount recognized as a capital asset is amortized and the liability amount is accreted over the period from lease inception to the time we expect to vacate the premises, such that both depreciation and interest expense are recorded as charges against earnings. We adopted these rules effective January 1, 2004 and the resulting impact to the interim consolidated financial statements was not significant.

    Hedging Relationships

    On January 1, 2004, amended guidance under the CICA Accounting Guideline 13 "Hedging Relationships" (AcG-13) became effective. AcG-13 establishes certain conditions and documentation requirements that must exist at the inception of a hedge in order to apply hedge accounting. On January 1, 2004, our treasury management system complied with the documentation requirements of AcG-13 and, as such, we continue to apply hedge accounting, when applicable, in our consolidated financial statements.


    DISCUSSION OF THE RESULTS

    Foreign Currency Exchange Rates

    As a majority of our operations have functional currencies other than the U.S. dollar, our reported results can be significantly affected by movements in the exchange rates of the Canadian dollar, euro, Swiss franc and Korean won, all relative to the U.S. dollar. The magnitude of the impact of foreign exchange on our results in the periods presented will primarily depend on, and vary directly with, the size of the fluctuations, relative to the U.S. dollar, of the underlying functional currencies in our Canadian, European and South Korean-based operations. The acquisition of Davis, which is based in the United States, reduces the relative impact of currency fluctuations on our reported results, but only to a limited extent.
    The average exchange rates for our most significant functional currencies relative to the U.S. dollar during the current and comparative quarter were as follows:

    -------------------------------------------------------------------------
    Average rates             Q2        Q2     %       YTD       YTD     %
     for the period          2004      2003  change    2004      2003  change
    -------------------------------------------------------------------------
    Canadian dollar         0.7352    0.7171   +3%    0.7466    0.6895   +8%
    -------------------------------------------------------------------------
    Euro                    1.2055    1.1391   +6%    1.2268    1.1059  +11%
    -------------------------------------------------------------------------
    Korean won            0.000860  0.000828   +4%  0.000857  0.000831   +3%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    The strengthening of the Canadian dollar and euro relative to the U.S. dollar commenced early in the second quarter of 2003. As such, the Impact of foreign exchange translation on our year-over-year results in the Current quarter is significantly smaller than the levels we have experienced over the previous four quarters. On a year-to-date basis, the impact of foreign exchange translation on our results is higher due to the relative strength of these currencies compared to the first quarter of 2003.
    The exchange rates in effect at the end of the current quarter, our previous quarter, at our December 31, 2003 year-end and at the quarter ended a year ago were as follows:

    -------------------------------------------------------------------------
                                                         %               %
    Rates at the             Jun       Mar       Dec   change    Jun   change
     end of the period       2004      2004      2003   Dec      2003   Jun
    -------------------------------------------------------------------------
    Canadian dollar         0.7546    0.7601    0.7752   -3%    0.7413   +2%
    -------------------------------------------------------------------------
    Euro                    1.2310    1.2111    1.2591   -2%    1.1431   +8%
    -------------------------------------------------------------------------
    Korean won            0.000866  0.000876  0.000836   +4%  0.000837   +3%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Vehicle Production Volumes

    North American vehicle production volumes for the second quarter remained consistent with the prior year at approximately 4.2 million units. Similarly, for the first two quarters, North American vehicle production volumes were substantially unchanged at 8.3 million units. Among the North American "Big Three" automakers, only DaimlerChrysler (DCX) increased second quarter production (by 3% over a weak period in the prior year when the "Big Three" experienced production declines ranging from 9% to 13%), while Ford decreased 6% and GM, North America's largest automaker and our largest customer, declined 1%. Our sales to GM actually declined at levels exceeding GM's vehicle production decline as we estimate engine production levels of certain "high Tesma content" engines experienced declines ranging from 5% to 9%. Contrary to the "Big Three", other North American OEMs (including the New Domestic manufacturers), led by strong growth at Nissan and Toyota, continued their trend of increasing production (and market share) with growth of 7% versus a year ago for the quarter and 6% during the first six months.
    European vehicle production levels increased 2% in both the quarter and six-month period, to 4.4 million and 8.8 million units, respectively. Our largest European customers, including the Volkswagen Group (VW), DaimlerChrysler, GM and Fiat, all experienced growth similar to this rate.

    Sales

    Our consolidated sales in the quarter increased 22% to $340.4 million from $278.8 million in the same quarter last year. Sales for the six-month period totaled $701.8 million, an increase of 28% from $546.2 million for the same period in 2003. Of this increase, approximately $10 million ($50 million year-to-date), or 16% (32% year-to-date) of the overall growth, can be attributed to higher translated sales on the strengthening of the Canadian dollar and euro relative to the U.S. dollar, $34 million ($68 million year-to-date) is attributable to the acquisition of Davis and the balance is largely attributable to organic growth. All of these factors contributed to a 22% increase in our North American content per vehicle in the quarter to $53 from $43 in the same period last year, and by 31%, to $55 for the first six months compared to $42 in the first six months of 2003. Our European content increased 4% to over (euro) 16 in the quarter and for the first six months, increased 3% to approximately (euro) 17.

    North American Operations

    Our North American operations consist of 18 manufacturing facilities (13 in Canada and 5 in the U.S.) employing 4,300 employees. These operations reported sales of $271.7 million for the quarter, up 25% from $216.9 million in the same quarter a year ago and for the six-month period, increased 32% to $559.9 million. Of this growth, $33.6 million, representing over $7 in North American content ($68.3 million in sales and approximately $8 in content year-to-date), was generated by Davis and approximately $5 million
($33 million year-to-date), representing over $1 in North American content ($4 year-to-date), was a result of the stronger Canadian dollar relative to the U.S. dollar. Tooling and other sales in North America increased approximately $6 million ($12 million year-to-date), but these sales are not included in our content per vehicle. The remaining increase in the quarter of approximately $10 million ($22 million year-to-date) represents true native currency organic growth of approximately 4% (5% year-to-date) and was realized despite production declines on some of our largest programs (GM L850 and GEN III/IV) and our reduced ownership level in STT Technologies (STT) since February 2004. This "true" growth in sales and content per vehicle was fueled by new program launches and volume increases, the most notable of which are as follows:

    - volume increases on the integrated front cover for GM's High Feature V6 engine (initially launched at low volumes in the first quarter of 2003) which is primarily installed in various Cadillac models;
    -   the launch of GM's 3.8L engine, Line 4 crankshaft seals and oil pan;
    - increased volumes of tensioner assemblies supplied to Ford on various truck programs and to VW;
    - the continued ramp up in volume of balance shaft assemblies for GM's Line 4 and Line 5 engine programs reflecting the launch of several of GM's new midsize pickups late in 2003;
    - new launches and volume increases in Tesma Fuel Technologies including: filler pipe assemblies for DCX for their Durango, Sebring, Stratus and Chrysler 300 vehicles, filler pipes for the Saturn VUE and the commencement of production of stainless steel fuel tank assemblies for DCX's JR platform; and,
    - higher volumes of the rotating clutch for the Allison LCT transmission.

    Our continued success in capturing new business has allowed us to achieve organic growth despite continuing declines in "Big Three" market share (more specifically, lower production levels for the "high Tesma content" GM engines) and continued pricing pressures from our major customers.
    Although North American production volumes were essentially flat during the quarter, the acquisition of Davis improved our relative level of business with non-traditional customers and thus our sales and content growth were somewhat insulated from the 4% year-to-date decline experienced at GM. Sales from our North American operations increased to 78% of our consolidated sales for both the quarter and six-month periods ended June 30, 2004, respectively, compared to 76%, respectively, in the same periods a year ago, as expected given that the majority of Davis' customers are located in North America.

    European Operations

    Our 6 European operations, located in Germany, Austria, and Italy, employ 1,100 employees. During the quarter, sales from our European operations increased by 11% to $68.4 million from $61.9 million a year ago with a stronger euro accounting for approximately $4 million of this sales growth. For the first six months, sales increased to $140.8 million from $119.7 million, an increase of 18%, of which over two-thirds was derived from the stronger euro. The remaining increase in sales in the quarter ($7 million increase year-to-date) was fueled by growth in our European content per vehicle (as mentioned above) and exports, primarily as a result of the following:

    -   the fuel filler pipe assembly for Ford's high volume, global
        C1 (Focus) platform launched in the third quarter of 2003 (which includes volumes exported to Mazda in Japan);
    - higher volumes for a stainless steel fuel tank assembly for the portion of VW's PQ34 program volumes (Jetta and Beetle platforms) assembled in Mexico and sold in California which launched in early 2003 but only reached expected volume levels in recent months;
    -   higher sales of service and aftermarket products; and,
    -   the modest 2% increase in European production volume levels.

    Sales from our European operations represented 20% of our consolidated sales in the quarter and six-month period ended June 30, 2004, compared to 22% respectively, in the comparable periods last year. This decline also reflects the acquisition of the Davis facilities in North America.

    Other Automotive Sales

    Our Other Automotive segment consists of two manufacturing facilities in South Korea, one in China and a small assembly facility in Brazil, employing approximately 300 people. Sales for the quarter were up 36% to $8.7 million from $6.4 million a year ago, representing 2% of our consolidated sales in both periods. The increase in the quarter primarily reflects increased volumes for the RXC transmission oil pump, our first production contract with Hyundai Motor Company that was launched earlier this year. In addition, the Increase is due to increased exports to North America, including a front cover assembly for GM's Premium V8 engine program and the ramp up in volume of a water pump for DCX's 5.7L engine launched in the second half of 2003. These increases were partially offset by higher releases in the prior year of oil pumps for the Ford 1.9L engine program which has now balanced out. For the first six months, sales were up 33% to $17.5 million from $13.2 million a year ago and represent 2% of our consolidated sales (2% of consolidated sales in the same period a year ago).
    Tooling and other sales for the second quarter increased by $8.0 million to $20.4 million compared to $12.4 million in the same quarter a year ago. Foreign currency translation accounted for only a small portion
(approximately $0.4 million) of the change and the Davis facilities contributed $3.7 million. For the first six months year-to-date, tooling and other sales increased to $38.9 million compared to $21.9 million in the same period a year ago. The most significant items recognized in the quarter relate to continuously variable transmission programs at Tesma Transmission Technologies and tooling related to upcoming launches at Tesma Engine Technologies, largely for the GM 3.9L integrated engine front cover program.
    Our focus on satisfying the needs and demands of our customers is translating into continued growth in all of our major markets. In North America, the Davis acquisition, foreign exchange translation and the continued launch of new product spurred growth in our sales to North American customers by 28% to $235.8 million for the quarter from $184.2 million a year ago (representing 69% of our consolidated sales for the quarter, up from 66% in the quarter a year ago) and by 35% to $489.8 million for the first six months compared to $362.1 million in the same period last year (representing 70% of our consolidated sales for the first six months, up from 66% in this same period last year).
    Sales to our European-based customers grew in the quarter by 8% to $90.9 million compared to $84.3 million in the same period a year ago (representing 27% and 30% of consolidated sales, respectively). This growth was driven by the stronger euro relative to the U.S. dollar, higher exports of tensioners, balance shaft assemblies and some Davis flexplates to Europe, shipments of the Ford C1 filler pipe assemblies (initially launched in June 2003) and higher demand for service parts. For the first six months year-to-date, sales to European customers increased 13% to $184.9 million from $163.1 million in the same period last year (representing 26% and 30% of our consolidated sales, respectively).
    For the quarter, sales to Australasian customers increased by 34% to $9.0 million compared to $6.7 million a year ago (3% of consolidated sales compared to 2% last year) due primarily to new launches for Hyundai in Korea, increased exports of fuel products (particularly the Ford C1 program) from our European operations into Japan and China, offset partially by lower sales to Mazda in Japan due to the balancing out of older programs. Year-to-date sales to these customers increased $4.7 million to $18.4 million, (representing 3% of consolidated sales in both periods). Sales to customers in the South American market increased by 27% to $4.7 million (1% of consolidated sales) during the quarter, due primarily to higher exports from our Canadian and European operations. Year-to-date, our sales to these customers increased $1.4 million to $8.7 million.
    Sales to our four largest worldwide customers, GM, Ford, DaimlerChrysler and VW, accounted for 70% of our consolidated sales during the quarter and six months year-to-date, respectively (75% for both periods in the prior year). The improved diversification is, in a large part, attributable to the addition of Davis, which improves our sales to non-traditional "New Domestic" OEMs, in particular Nissan and Honda. Our sales to the global operations of GM, our largest customer group, decreased to 37% of our consolidated sales in The three and six-month periods ended June 30, 2004, versus 43% in the same periods a year ago. This trend is largely attributable to a different mix of customers in the three Davis facilities and to the lower production levels at GM. While no single product sold to any customer accounted for more than 10% of our consolidated sales in the quarter this year or in the same period last year, modules and systems supplied for the GM GEN IV and L850 engine programs accounted for approximately 16% of our consolidated sales in the quarter (16% of our year-to-date consolidated sales) compared to 19% in the same quarter last year (19% of our year-to-date consolidated sales last year). This decrease reflects the previously mentioned impact of the Davis customer mix and the production declines on these programs during the quarter.

    Gross Margin

    Gross margin percentage for the second quarter decreased to 22.0% from 22.8% in the comparable period a year ago, but on a year-to-year basis increased to 22.2% from 21.7%.

    The decrease in our gross margin for the quarter was largely due to the impact of significant steel price increases and surcharges. These higher costs commenced gradually during the first quarter and continued to increase during the second quarter. We estimate the negative impact on our margins was in excess of 1% during the quarter (from the estimated impact of approximately 0.3% in our first quarter). Based on current information and assuming no customer relief, we expect the steel price increases and surcharges to negatively impact our third quarter results to a similar degree. Other negative factors impacting our margins in the second quarter were continued pricing concessions for our major customers, the reduced production volumes on key programs with our largest customers, the inclusion of Davis and operating inefficiencies associated with certain "non-core" products acquired as part of the Davis acquisition.
    Our gross margins were significantly affected by the above negative factors; however, offsetting these negatives to a certain degree were favourable impacts which included:
    - approximately $2 million of additional SR&ED investment tax credits recognized in the quarter as claims for 2003 were completed in accordance with recently issued amendments to the rules and interpretations governing claimable expenditures;
    - a lower realized exchange rate versus a year ago on U.S. dollar-denominated materials purchased by certain Canadian divisions which positively impacted our year-over-year margins in the quarter (but to a much lesser extent than what we had reported in our previous four quarters); and,
    - significant year-over-year improvements at our European die-casting facility and higher sales, improved capacity utilization and other operating efficiencies achieved at our North American die-casting, machining and assembly operations.

    For the first six months of the year, our gross margin increased due in large part to the strength of our margin in the first quarter fueled by a lower realized exchange rate on U.S. dollar-denominated material purchases (only partially offset by steel price increases being phased in) and operating improvements at our North American and European die-casting and machining operations.

    Selling, General and Administrative Expenses

    S,G&A expenses for the quarter, as a percentage of sales, increased to 6.5% from 5.9% for the same period a year ago. Absolute costs for the quarter and six-months year-to-date increased to $22.1 million and $45.0 million, respectively, (6.5% and 6.4% of sales, respectively) from $16.5 million (5.9% of sales) and $32.6 million (6.0% of sales) in the same periods, respectively, last year. The increase in the quarter was due to foreign exchange losses in the quarter compared to gains in the comparative period, the inclusion of the Davis operations (including the combined corporate office and research and development centre which we closed in May) which added $1.8 million including integration costs ($4.6 million year-to-date), higher translated amounts resulting from a stronger Canadian dollar and euro which added $0.8 million ($3.4 million year-to-date), increased incentive-based compensation and professional fees related to the SR&ED investment tax credit claims.
    On a year-to-date basis, additional factors contributing to the increase in S,G&A costs include the $1.2 million loss recorded on the sale of a portion of our ownership interest in STT in the first quarter, higher stock-based compensation expenses recorded in accordance with the new accounting rules adopted in 2003 and higher marketing and travel-related costs associated with managing our increasing global presence.
    S,G&A costs include specific charges from Magna Services Inc. (ServiceCo), a wholly-owned subsidiary of Magna International Inc. (Magna), which are negotiated annually and are based on the level of benefits or services provided to us by ServiceCo and include, but are not limited to: information technology (WAN infrastructure and support services), human resource and employee relations services (including administration of the Employee Equity Participation and Profit Sharing Plan), specialized legal, environmental, finance and treasury support, management and technology training, and an allocated share of the facility and overhead costs dedicated to providing these services. In the quarter, S,G&A costs included $0.3 million ($0.8 million year-to-date) paid to ServiceCo for specific charges compared to $0.4 million ($0.9 million year-to-date) in the same period a year ago.

    Depreciation and Amortization

    Depreciation and amortization charges for the quarter were $14.8 million compared to $12.8 million in the comparable period in the prior year. The increased depreciation in the quarter consists of $1.2 million of depreciation on assets in the Davis operations, $0.4 million of accelerated depreciation recorded on assets dedicated to the production of water pumps for the truck volume applications of the GM GEN IV engine program which is now expected to "balance out" sooner that originally expected in December 2005 (as discussed earlier) and increases associated with our continuing investment in capital assets for new program launches.
    Depreciation and amortization charges for the first six months increased to $29.5 million from $24.1 million a year ago for the same reasons as stated above and also due to foreign currency translation which added approximately $2 million to the reported amount.

    Interest, net

    Net interest expense for the quarter was $0.6 million compared to $0.2 million of interest income for the same period last year. The increased interest expense is due to the $21.6 million of additional indebtedness and long-term debt assumed and the $3.4 million note payable issued on the Davis acquisition, combined with interest income foregone on the $45.1 million of cash consideration and transaction costs paid for Davis. Similarly, on a year-to-date basis, interest expense was $0.8 million compared to interest income of $0.1 million in the same period a year ago. Our net interest expense remains negligible compared to our overall debt levels, as interest income earned on the investment of our cash balances ($197 million at June 30, 2004) in short-term interest-bearing investments offsets a significant portion of our interest expense.

    Affiliation and Social Fees

    Affiliation and social fees paid to Magna increased to $3.6 million in the quarter from $3.2 million in the same period last year, and on a year-to-date basis, increased to $7.4 million, from $6.2 million in 2003. These fees are comprised of the following:

    - Under our affiliation agreement with Magna in effect until December 31, 2009 (subject to annual renewals thereafter), we pay an affiliation fee calculated as 1% of our consolidated net sales, subject to certain exceptions for sales from acquired businesses (which are exempt from the calculation of the affiliation fee in the year of acquisition, 50% inclusion in the year after acquisition, and full inclusion in all subsequent years). The affiliation fee is paid to Magna in exchange for, among other things, a non-exclusive worldwide license to use certain Magna trademarks, access to Magna management resources, and the collaboration and sharing of best practices in areas such as new management techniques, employee benefits and programs, and marketing and technological initiatives. Primarily resulting from our increased consolidated net sales (excluding sales from Davis which are exempt from the calculation in 2004), we paid $3.1 million in affiliation fees in the quarter and $6.3 million year-to-date compared to $2.7 million and $5.4 million in the same periods, respectively, last year.
    - Under our social fee agreement with Magna in effect until December 31, 2009 (subject to annual renewals thereafter), we pay Magna a social fee of 1.5% of pre-tax profits as a contribution to social and charitable programs coordinated by Magna on behalf of Magna and its affiliated companies (including us). We paid
        $0.5 million in social fees in the quarter and $1.1 million year-to-date compared to $0.5 million and $0.8 million, respectively, in the same periods of the prior year.

    Income Before Income Taxes

    Income before income taxes increased 9% to $34.0 million for the quarter from $31.2 million in the same period a year ago. The increase in the quarter reflects the $11.5 million improvement in our gross margin, partially offset by higher S,G&A costs, increased depreciation charges, higher interest expense and an increase in affiliation and social fees. Combining these results with our strong first quarter, our income before income taxes for the first six months increased by 31% from $55.6 million to $72.8 million.

    North American Operations
    At our North American operations, income before income taxes for the quarter was unchanged from the prior year at $27.8 million. For the quarter, the higher contribution from our increased sales levels was offset by the negative impact of the higher steel prices and surcharges which affects many of our North American facilities, increased price concessions demanded from our customers and reduced volumes on engine programs on which we have significant content. Year-to-date, income before income taxes at our North American operations increased to $60.2 million from $49.2 million, with $4.3 million resulting from foreign currency translation and the remainder provided by sales growth and the favourable impact of lower realized exchange rates for U.S. dollar denomination materials purchases.

    European Operations
    Results for our European operations improved significantly as income before income taxes increased 64% to $7.2 million for the quarter compared to $4.4 million a year ago. A large part of the year-over-year increase was achieved at Eralmetall where operating improvements and other positive changes led to modest operating profits versus significant losses generated in the prior year. In addition, new program launches (in particular the stainless steel filler pipe for Ford's C1 (Focus) program and the fuel tank assembly for VW's PQ34 program) in our Austrian facilities increased sales, improved capacity utilization and contributed to improved profitability levels. Foreign currency translation due to a stronger euro contributed approximately $0.4 million in the quarter ($1.3 million year-to-date). For similar reasons, income before income taxes in our European operations for the first six months increased 83% to $14.8 million from $8.1 million in the same period last year.

    Other Automotive Operations
    Our Asian and South American operations (which include our engineering and marketing offices in Brazil, Japan and South Korea) generated a loss before income taxes of approximately $1.0 million in the second quarter, the same as a year ago. Year-to-date, the loss before income taxes increased to $2.3 million versus $1.7 million last year. These operating losses reflect higher engineering, design and other upfront product development and support costs incurred at our Korean facilities for a significant amount of new business that launches over the next few years. In addition, we continued to incur increased costs associated with the development of the infrastructure for our operations in China.

    Provision for Income Taxes

    Our effective income tax rate for the quarter was 22.8% down significantly from the 31.8% in the same period a year ago and, on a year-to-date basis, was 30.1% compared to 32.5% for the same period last year. The significant rate decrease in the quarter was the result of recognizing a $4.0 million benefit for income tax losses available for carryforward (previously unrecognized) at our Austrian subsidiary. Recognition became necessary after we completed a recapitalization and financing plan at certain subsidiaries. As a result of the implementation of this plan and the significant improvement in projected operating results at our Austrian subsidiary, sufficient taxable income is projected to be available to utilize the portion of tax losses now benefited. Excluding the recognition of these loss carryforwards, our effective income tax rate for the quarter and six months year-to-date would have been approximately 34.5% and 35.6%, respectively. In the second quarter of the prior year, our effective income tax rate was lower in the second quarter of the prior year due to income at certain subsidiaries with unbenefited loss carryforward amounts available.
    On a year-to-date basis compared to the prior year (and excluding the impact of the loss carryforwards discussed above), our effective rate is higher due to the Ontario corporate tax rate increase effective January 1, 2004, the $1.2 million loss recorded in our first quarter on the sale of a 5% ownership interest in STT which was not deductible for tax purposes and non-deductible stock-based compensation expenses.

    Net Income

    Our net income attributable to Class A Subordinate Voting Shares and Class B Shares for the quarter and six months year-to-date increased to $26.2 million and $50.9 million, respectively, compared to $21.2 million and $37.5 million in the corresponding periods, respectively, a year ago. The increase in the quarter is due to the tax benefits recognized in Austria and improvements in our European operations.

    Earnings per Share

    For the quarter, basic earnings per Class A Subordinate Voting Share or Class B Share (EPS) increased 23% to $0.81 from $0.66 a year ago and diluted EPS rose 21% to $0.80. Similarly, for the first six months, basic and diluted EPS increased 35% to $1.57 and $1.56, respectively, from $1.16 for both figures, respectively, last year. The tax benefits discussed above added approximately $0.12 to both basic and diluted EPS in the quarter and six months year-to-date.
    The average number of basic and diluted shares outstanding in the quarter increased to 32.4 million and 32.7 million, respectively, (from 32.3 million and 32.5 million, respectively, a year ago) due to the exercise of stock options over the past twelve months and a higher average trading price for our Class A Subordinate Voting Shares which results in more options becoming dilutive.


    FINANCIAL CONDITION, LIQUIDITY AND FINANCIAL RESOURCES

    Our cash balances at June 30, 2004, net of bank indebtedness, were $144.3 million compared to $139.5 million at March 31, 2004 and $122.5 million at December 31, 2003. The $4.8 million increase in net cash balances in the quarter was due to cash generated by operating activities and proceeds from the issuance of Class A Subordinate Voting Shares on the exercise of stock options, offset by continuing investments in capital and other assets, dividend payments, repayments of long-term debt and translation decreases primarily resulting from the slight weakening of the Canadian dollar (the currency in which a majority of our net cash balances are held) since the end of the previous quarter.

    Operating Activities

    Cash provided from operations, before the effect of changes in non-cash working capital, increased 16% from $39.2 million in the second quarter of last year to $45.6 million this year. The increase was driven by our higher net income and an increase in non-cash items consisting mainly of increased depreciation charges and higher stock-based compensation expenses. For the first six months, cash from operations increased 34% to $91.8 million from $68.7 million.
    Cash invested in changes in non-cash working capital during the quarter totaled $1.0 million compared to $11.7 million invested in non-cash working capital in the same period last year. The reduced investment in working capital in the current quarter is due primarily to higher levels of accounts payable and accruals and the receipt of over $4 million of refundable withholding taxes on dividends paid out of our German subsidiary in December 2003.
    As a result, cash provided from operating activities in the quarter increased to $44.6 million from $27.6 million in the prior year and, for the six-month period year-to-date, cash generated by operations more than doubled to $98.9 million, from $44.4 million in the same period a year ago.

    Investing Activities

    Cash spent on investing activities in the second quarter was $30.1 million compared to $14.3 million in the same period last year. In the current quarter, our spending on capital assets increased to $29.9 million (compared to $15.0 million in the second quarter last year) and was spent on machinery and equipment, to support upcoming launches and a facility expansion commenced in Austria. Cash spent on investing activities in the first six months totaled $56.0 million this year compared to $6.5 million in the same period last year. In the prior year, $25.0 million of proceeds from the sale of our corporate campus property to MI Developments Inc. (MID) in January 2003 (see Note 7(a)(ii) of the accompanying unaudited interim Consolidated financial statements) almost entirely offset our six-month capital spending.
    Capital assets purchased for our North American operations accounted for 70% and 74% of the total capital spending in the three and six-month periods ended June 30, 2004, respectively (compared to 63% and 55%, respectively, for the same periods last year), and our European operations accounted for 22% and 18% of our consolidated capital spending in the three and six-months periods of fiscal 2004 (versus 12% and 21% of our total spending in the same periods last year). Capital spending at our Asian and other operations accounted for 8% of our total second quarter spending and 8% year-to-date, compared to 25% and 24%, respectively, in these same periods last year.

    Financing Activities

    Cash used by financing activities totaled $21.9 million and $5.0 million for the three and six-month periods, respectively, compared to $6.7 million and $8.9 million, respectively, used in the same periods a year ago. The increased use of cash in the current quarter consists largely of $16.5 million used to pay down operating lines of credit at certain foreign subsidiaries as part of a recapitalization plan implemented during the quarter (see discussion in Provision for Income Taxes section above). These reductions were partially offset by higher indebtedness levels at our Canadian operations primarily from increased levels of outstanding cheques.
    Repayments of long-term debt totaled $5.3 million in the quarter compared to $0.3 million in the same period last year. The increase in the current quarter reflects early repayment and cancellation of certain "higher interest rate" long-term debt facilities assumed on the acquisition of Davis (as part of the recapitalization plan implemented during the quarter). For the same reason, year-to-date repayments totaled $8.8 million compared to $0.6 million in the same period last year.
    Proceeds from the issuance of additional debt were $0.5 million during the quarter, compared to $3.4 million in the second quarter last year. In the prior year, $3.3 million was obtained under government sponsored programs during the second quarter by our Austrian subsidiary to fund capital equipment for new program launches. On a year-to-date basis, funds received from additional debt amounted to $0.5 million, a decrease from the $3.5 million received in the same period last year.
    Our Corporate Constitution requires the payment of dividends of at least 20% of after-tax profits on a rolling three-year basis. During the quarter, dividends totaling $4.3 million (Cdn $0.18 per share) were paid compared to $3.8 million (Cdn $0.16 per share) in the same period a year ago. The additional dividends paid in the current quarter reflects the increase in our quarterly dividend rate from Cdn $0.16 per share to Cdn $0.18 per share as approved by our Board of Directors in May 2004. For the six months year-to-date, we paid $8.2 million in dividends, a decrease from the $9.5 million paid in the same period last year despite the increase in the quarterly dividend rate. The dividends paid in the prior year were higher due to the change in our fiscal year end to December 31 in 2002 which required us to pay dividends on account of five months during the first quarter of 2003, compared to dividends paid on account of the usual three months in our first quarter of 2004.
    As initially reported during the first quarter, the transaction in which our ownership interest in STT was reduced from 75% to 50% (see more detailed discussion later in this MD&A) also involved the sale of $7.7 million of our shareholder loans to STT to our joint venture partner for $7.7 million in cash, thereby bringing each shareholder's proportionate share of loans to an equal basis.
    During the quarter and six months year-to-date, $0.5 million and $1.0 million, respectively, was received on the issuance of Class A Subordinate Voting Shares on the exercise of incentive stock options, Compared to $0.2 million in both the quarter and six-month periods, respectively, last year.

    Financing Resources

    At June 30, 2004, we had cash and cash equivalents on hand (net of bank indebtedness) of $144.3 million. In addition to our cash resources, we had unused and available credit facilities (excluding those available for foreign exchange purposes) of approximately $64.5 million. Of our total long-term debt of $72.8 million (see Contractual Obligations section below), approximately 88% is not due until May 2006 or later.
    Our total debt to total capitalization ratio at June 30, 2004 was 11%, unchanged from our previous quarter but up from 10% at December 31, 2003. This increase since December was caused by the assumption of long-term-debt and the issuance of the note payable as part of the consideration paid on the Davis acquisition in the first quarter.

    Shareholders' Equity

    Shareholders' equity increased to $581.9 million from $561.0 million at the prior quarter and $549.3 million at December 31, 2003.
    The increase in shareholders' equity in the quarter is due primarily to net income generated in excess of amounts distributed to shareholders in the form of dividends, offset by a $1.6 million decrease in the currency translation adjustment account. The currency translation adjustment account represents the unrealized change in the value of our net investment in subsidiaries and divisions operating in functional currencies different from our reporting currency, the U.S. dollar. This includes all of our Canadian, European, Asian and South American operating and/or reporting entities which collectively account for the majority of our total equity. The decrease in the currency translation adjustment account in the quarter occurred primarily as a result of a weakening of the Canadian dollar against the U.S. dollar since March 31, 2004.
    Our Class A Subordinate Voting Shares increased as 47,000 stock options were exercised during the quarter (110,900 year-to-date) for proceeds of $0.5 million ($1.0 million year-to-date).
    Under new rules adopted for stock-based compensation (see Accounting Changes), contributed surplus is now recorded as the offset when compensation expense is recognized on stock options recorded at fair value. The increase in the balance during the quarter and six months year-to-date reflects
$0.1 million and $0.5 million of stock-based compensation expense recorded in these periods, respectively, on all options granted on or after August 1, 2002 (the date at which the Company was first required to adopt CICA 3870). As the underlying options recorded at fair value are subsequently exercised, the accumulating balance in contributed surplus will be transferred systematically to Class A Subordinate Voting Shares and considered additional proceeds received on these option exercises.
    The increase in our shareholders' equity has resulted in increases to our book value per Class A Subordinate Voting Share or Class B Share on a diluted basis by 4%, to $17.90 per share (Cdn $23.72), from $17.26 per share (Cdn $22.71) at March 31, 2004 and $16.92 per share (Cdn $21.83) at December 31, 2003.

    Outstanding Share Information

    Our share structure has remained consistent with that in place as at December 31, 2003. For details concerning the nature of our securities, refer to Note 12 "Capital Stock" of the notes to our audited consolidated financial statements for the year ended December 31, 2003 contained in our 2003 Annual Report.
    As of August 3, 2004, the following of our securities and options to purchase securities were issued and outstanding:

    -------------------------------------------------------------------------
    Class A Subordinate Voting Shares                             18,251,329
    Class B Shares                                                14,223,900
    Stock options to purchase Class A Subordinate Voting Shares    1,481,450
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    FOREIGN CURRENCY ACTIVITIES

    We operate globally, which gives rise to a risk that our earnings, cash flows and shareholders' equity may be adversely affected by fluctuations in relative foreign exchange rates. More specifically, we have operations in Canada, the United States, Germany, Austria, Italy, Switzerland, South Korea, Brazil and China, with each division or subsidiary operating in the Functional currency of the country or region in which it is located. As a result, we have seven principal functional currencies in which we currently conduct business (in the order of relative current prominence): the Canadian dollar, the euro, the U.S. dollar, the Korean won, the Swiss franc, the Brazilian real and the Chinese renmibis.
    Where possible, we negotiate sales contracts and purchase materials, equipment and labour in the functional currency of the country or region in which a particular operation is located, however, in some instances, we may negotiate and agree to transact in a different currency at the request of certain customers and/or suppliers. When we are able to transact in the functional currency of the country or region of operation, the foreign currency cash flows for the payment of labour and purchase of materials and capital equipment denominated in foreign currencies can be naturally hedged when contracts to deliver certain products are also denominated in these same foreign currencies. When we are not able to have these "natural hedges", we manage the remaining exposure through our foreign currency cash flow hedging program in which we utilize foreign exchange forward contracts to manage foreign exchange risk from our underlying customer contracts. In particular, foreign exchange forward contracts are used for the sole purpose of hedging a significant portion of our projected foreign currency inflows and outflows, consisting primarily of U.S. dollar, euro and Korean won denominated contractual commitments of our Canadian-based operations (to deliver products to customers, or buy products from suppliers, in addition to the other anticipated transactions expected to be settled in foreign currencies). We do not enter into foreign exchange contracts for speculative purposes.
    We have established formal documentation of the relationships between the specific hedging instruments entered into under the hedging program and the underlying cash inflows and outflows expected to result from specific firm commitments or forecasted transactions. The amount and timing of forward contracts are dependent upon a number of factors, including anticipated production delivery schedules, anticipated customer payment dates and anticipated product costs which may be paid in foreign currencies. We formally assess and monitor, both at the inception of the hedge instrument and on an ongoing basis, whether the derivatives used for hedging purposes are effective in offsetting changes in the fair values or cash flows of the hedged items. As long as the derivative remains effective, gains and losses on the derivative contracts are accounted for as a component of the related hedged transaction. If the derivative contracts are determined at any point in time to be ineffective as hedges, previously unrecognized gains or losses pertaining to the portion of the hedging transactions in excess of the projected foreign denominated cash flows would be recognized in income at the time this condition was identified.
    For details concerning the amount and timing of foreign exchange forward contracts outstanding at December 31, 2003, refer to Note 14(a) of our audited consolidated financial statements for the year ended December 31, 2003 contained in our 2003 Annual Report. In addition, Note 14(c) contains a discussion of the risks we face in dealing with counterparties on our foreign-exchange forward contracts and the procedures we employ for mitigating these risks.

    ACQUISITION OF DAVIS INDUSTRIES, INC.

    As reported in the first quarter, we completed the acquisition of Davis on January 2, 2004. The total consideration for the acquisition of all the outstanding shares of Davis amounted to approximately $48.5 million, consisting of $44.6 million paid in cash which was held in escrow at our December 2003 year end, $0.5 million in transaction costs and a $3.4 million note bearing interest at the rate of prime plus 1% per annum (See Note 2 of the accompanying unaudited interim consolidated financial statements for the initial effect of this acquisition on our consolidated balance sheet). We also assumed $21.6 million of long-term debt (including current portion) and indebtedness and $5.4 million of other long-term obligations.

    REDUCTION OF OWNERSHIP INTEREST IN JOINTLY-CONTROLLED ENTITY

    As previously reported, effective February 7, 2004, our partner in STT, one of our jointly-controlled entities, exercised its option and repurchased an additional 25% equity ownership from us for nominal cash consideration. As a result of this transaction, we recorded a net loss of $1.2 million (representing the excess of our carrying value for this 25% equity interest over the consideration received) as part of S,G&A expenses in the first quarter. This transaction negatively affected our first quarter and year-to-date diluted earnings per share by approximately $0.04.
    As a consequence of this transaction, our ownership in STT was reduced to 50% and, commencing February 8, 2004, we have proportionately consolidated the assets, liabilities, revenues, expenses and cash flows of STT at our reduced ownership percentage. In addition, as part of the transaction, $7.7 million of shareholder loans owed to us by STT were sold by us to our partner for $7.7 million in cash, thereby matching each shareholder's proportion of total loans to their equity interest.

    CRITICAL ACCOUNTING POLICIES

    Our discussion and analysis of our results of operations and financial position is based upon the consolidated financial statements, which have been prepared in accordance with Canadian generally accepted accounting principles
(GAAP). Note 22 of our audited consolidated financial statements for the year ended December 31, 2003 contained in our 2003 Annual Report sets out the material differences between Canadian and United States GAAP. The preparation of the consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. We make estimates based on historical experience and various other assumptions that we believe are reasonable in the circumstances, the results of which form the basis for our judgments about the carrying value of assets and liabilities. On a continuous basis, we evaluate our estimates. However, actual results may differ from these estimates under different assumptions or conditions.
    Refer to our annual MD&A contained in our 2003 Annual Report for a full description of our critical accounting policies that affect the more significant judgments and estimates used in the preparation of our consolidated financial statements.

    CONTINGENCIES

    From time to time, we may be contingently liable for litigation and other claims. Refer to note 21 of our audited consolidated financial statements for the year ended December 31, 2003 contained in our 2003 Annual Report.

    RELATED PARTY TRANSACTIONS

    We have completed transactions with Magna, our controlling shareholder, and other related parties as disclosed in Note 7 of the accompanying unaudited interim consolidated financial statements.

    CONTRACTUAL OBLIGATIONS AND OFF-BALANCE SHEET FINANCING

    At June 30, 2004, we had contractual obligations for which we have recognized liabilities on our consolidated balance sheet that require annual payments as follows:

    -------------------------------------------------------------------------
    (U.S. dollars           Less than                       After
     in thousands)           1 year  1-3 years  4-5 years  5 years    Total
    -------------------------------------------------------------------------
    Long-term debt and
     capital lease
     obligations            $  4,523  $ 56,974  $  9,976  $  1,323  $ 72,796
    Long-term license
     arrangement                  75       151       151       227       604
    Purchase
     obligations (i)               -         -         -         -         -
    -------------------------------------------------------------------------
    Total contractual
     obligations            $  4,598  $ 57,125  $ 10,127  $  1,550  $ 73,400
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    (i) We had no unconditional purchase obligations other than those related to inventory, services, tooling, royalty arrangements based on future sales and fixed assets in the ordinary course of business.


    In addition to the above, our obligations with respect to employee future benefit plans as at June 30, 2004, are as follows:

    -------------------------------------------------------------------------
    (U.S. dollars in thousands)
    -------------------------------------------------------------------------
    Post-retirement medical benefits obligations                    $  7,011
    Termination and long service arrangements                          6,230
    -------------------------------------------------------------------------
                                                                    $ 13,241
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    We also have off-balance sheet financing or other contractual arrangements which include: operating lease contracts, foreign exchange forward contracts, a contract to purchase hydroelectricity supply and certain government assistance arrangements with contingent repayment terms. At
June 30, 2004, these commitments or arrangements require annual payments as follows:

    -------------------------------------------------------------------------
    (U.S. dollars           Less than                       After
     in thousands)           1 year  1-3 years  4-5 years  5 years    Total
    -------------------------------------------------------------------------
    Operating leases with
     MI Developments Inc.
     (MID) (i)              $  5,536  $  7,260  $  5,346  $ 20,718  $ 38,860
    Operating leases with
     third parties (i)         6,780     5,607     2,772       881    16,040
    Electricity swap
     contracts (ii)            1,466         -         -         -     1,466
    Foreign exchange
     instruments (iii)
    Government assistance
     arrangements (iv)
    -------------------------------------------------------------------------
    Total off-balance
     sheet arrangements     $ 13,782  $ 12,867  $  8,118  $ 21,599  $ 56,366
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    (i) A number of our facilities are subject to operating leases with MID or with third parties. Upon adoption of CICA 3110, we have estimated the present value of obligations to restore leased premises at the end of the respective lease terms back to their condition at the inception of the lease. At June 30, 2004, we have accrued an asset retirement obligation of $1.8 million (including interest accreted to the end of the period). In addition, we have third party operating lease commitments for various manufacturing and office related equipment. These leases are generally of shorter duration.

    (ii) As set out in Note 21(b) of our audited consolidated financial statements for the year ended December 31, 2003 contained in our 2003 Annual Report, in May 2002, we entered into a three-year contract (expiring May 2005) to purchase specified levels of hydroelectricity supply during expected peak and non-peak time periods at specified fixed prices. Liabilities for hydroelectricity supply are recorded as the underlying power is supplied to, and used by, our Canadian divisions that are covered under the supply agreement. At June 30, 2004, the remaining commitment under this supply agreement was approximately $1.5 million.

    (iii) As discussed earlier in this MD&A, we utilize foreign-exchange forward contracts for the sole purpose of hedging a portion of the projected foreign currency inflows and outflows that are expected to occur throughout the expected duration of underlying production programs. In accordance with Canadian GAAP, presuming the underlying hedge contracts are effective in offsetting actual foreign currency outflows to the extent intended, we utilize rates in the forward contracts that are maturing during any period (to the extent that the transactions are hedged) to determine the appropriate rates at which foreign currency transactions in the period are recorded. In these instances, no adjustment is recorded through income at each balance sheet date to record the mark-to-market fair value amount that would be required to unwind the contracts outstanding at that date. Refer to Note 14(a) of our audited consolidated financial statements for the year ended December 31, 2003 contained in our 2003 Annual Report for information concerning the foreign-exchange forward contracts outstanding at December 31, 2003 and the unrecognized fair value adjustment at that date.

    (iv) We periodically receive funding under various government assistance and other incentive programs in the various jurisdictions in which we operate. In some specific instances, some of the funding amounts that we have received may become repayable if certain requirements are not maintained or, in certain circumstances, if the underlying R&D projects reach commercial success and begin to generate revenues. At June 30, 2004, we have approximately $0.6 million of funding that we have received that may be subject to such conditions or requirements. At June 30, 2004, no conditions currently exist that would require any repayments of these amounts we have received to date as funding.


    SELECTED ANNUAL AND QUARTERLY FINANCIAL INFORMATION

    We are required to disclose the following selected annual information for the three most recently-completed fiscal years:

                                                    Five-month
                                      Year ended   period ended   Year ended
    (U.S. dollars in millions,        December 31   December 31     July 31
     except per share figures)            2003          2002          2002
    -------------------------------------------------------------------------
    Income Statement Data
    Sales                              $ 1,098.6     $   399.4     $   855.2


    Net income                         $    74.1     $    20.6     $    53.6
    Earnings per Class A Subordinate
     Voting Share or Class B Share
        Basic                          $    2.29     $    0.64     $    1.82
        Diluted                        $    2.28     $    0.63     $    1.80
    Cash dividends paid per Class A
     Subordinate Voting Share or
     Class B Share                     $    0.75     $    0.16     $    0.64
    -------------------------------------------------------------------------

    Financial Position Data
    Working capital                    $   261.4     $   180.5     $   160.3
    Total assets                       $   839.0     $   656.8     $   604.8
    Net cash:
      Cash and cash equivalents        $   163.3     $   135.1     $   111.3
      Bank indebtedness                $    40.8     $    46.1     $    18.9
      Long-term debt (including
       current portion)                $    66.8     $    49.4     $    50.1
    -------------------------------------------------------------------------
    Net cash                           $    55.7     $    39.6     $    42.3
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    In December 2002, we changed our year end to December 31 and as such, the comparative period at December 31, 2002 is for the five-month period then ended. Net income and earnings per share in this five-month period ended December 31, 2002 were negatively affected by an $8.5 million impairment loss ($0.26 per share on a diluted basis) recorded on the long-lived asset group at our German die-casting operations in December 2002. In the year ended December 31, 2003, our profitability levels improved versus the prior periods in our North American and European Automotive segments driven by strong sales, content growth associated with new launches and a significant strengthening of the Canadian dollar and euro versus the U.S. dollar. Profitability levels in our Other Automotive segment in 2003 decreased due to higher engineering, design and other upfront product development and support costs for a significant amount of business to be launched in the future.


    We are also required to disclose the following selected quarterly information for the eight most recently-completed quarters:

                                        For the three-month period ended
                                  -------------------------------------------
    (U.S. dollars in millions,       June      March     December  September
     except per share                 30         31         31         30
     and share figures)              2004       2004       2003       2003
    -------------------------------------------------------------------------
    Sales                         $ 340,382  $ 361,415  $ 298,055  $ 254,317
    Net income (i)                $  26,214  $  24,664  $  20,659  $  15,908
    Earnings per Class A
     Subordinate Voting Share
     or Class B Share
      Basic (i)                   $    0.81  $    0.76  $    0.64  $    0.49
      Diluted (i)                 $    0.80  $    0.76  $    0.64  $    0.48
    Average number of shares
     outstanding on a diluted
     basis (in millions)               32.7       32.7       32.6       32.6
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------


                                        For the three-month period ended
                                  -------------------------------------------
    (U.S. dollars in millions,       June      March     December  September
     except per share                 30         31         31         30
     and share figures)              2003       2003       2002       2002
    -------------------------------------------------------------------------
    Sales                         $ 278,846  $ 267,373  $ 247,842  $ 224,559
    Net income (i)                $  21,247  $  16,298  $   9,730  $  14,052
    Earnings per Class A
     Subordinate Voting Share
     or Class B Share
      Basic (i)                   $    0.66  $    0.50  $    0.30  $    0.44
      Diluted (i)                 $    0.66  $    0.50  $    0.30  $    0.44
    Average number of shares
     outstanding on a diluted
     basis (in millions)               32.5       32.5       32.5       32.1
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    (i) All 2003 figures presented have been restated to reflect the retroactive adoption of new rules for stock-based compensation (see
        Note 1 of the accompanying unaudited interim consolidated financial statements).

    Year-over-year sales for each of the comparable quarters presented above reflect significant growth caused by foreign currency translation due to the strengthening of the Canadian dollar and euro relative to the U.S. dollar. The majority of the remaining growth in sales and earnings over the prior year was driven by increased content per vehicle levels achieved in our major markets as vehicle production volumes were relatively consistent. Net income and earnings per share in the three-month period ended December 31, 2002 were negatively affected by an $8.5 million impairment loss ($0.26 per share on a diluted basis) recorded on the long-lived asset group at our German die-casting operations in December 2002.

    -------------------------------------------------------------------------

    RISKS AND UNCERTAINTIES (FORWARD-LOOKING STATEMENTS)

    This MD&A contains statements which, to the extent that they are not recitations of historical fact, may constitute "forward-looking statements" within the meaning of applicable securities legislation, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or performance, or our underlying assumptions. The words "estimate", "anticipate", "believe", "expect", "intend" and other similar expressions are intended to identify forward-looking statements. Persons reading this MD&A are cautioned that such statements are only predictions, and that our actual future results or performance may be materially different.
    Forward-looking information involves certain risks, assumptions, uncertainties and other factors which may cause actual future results or anticipated events to differ materially from those expressed or implied in any forward-looking statements. In our case, these factors principally relate to the risks associated with the automotive industry and include, but are not limited to: our operating and/or financial performance, including the effect of new accounting standards (such as the ongoing requirement for impairment testing of long-lived assets) on our financial results; our ability to identify, negotiate, complete and integrate acquisitions; the ability to finance our business requirements, including raising required funding as necessary; global economic conditions and changes in the various economies in which we operate; our relationship with Magna International Inc.;
fluctuations in interest rates; changes in consumer and business confidence levels; consumers' personal debt levels; vehicle prices; the extent and nature of purchasing or leasing incentive campaigns offered by automotive manufacturers; environmental emission and safety regulations; fuel prices and availability; the continuation and extent of outsourcing by automotive manufacturers; the extent, continued use, availability and pricing of steel as a primary material for automotive parts versus alternative materials (such as aluminum and plastics); our ability to continue to meet customer specifications relating to product performance, cost, quality and service; industry cyclicality or seasonality; trade and/or labour issues or disruptions; customer pricing pressures, pricing concessions and cost absorptions; warranty, recall and product liability costs and risks; actual levels of program production volumes by our customers compared to original expectations, including program cancellations or delays and changes in product mix; new program launch risks; our dependence on certain engine and transmission programs and the market success and consumer acceptance of the vehicles into which such powertrain products are installed; our relationship with and dependence on certain customers; currency exposure; technological developments by our competitors; governmental, environmental and regulatory policies and our ability to anticipate or respond to changes therein; disruptions of terrorism or war; and other changes in the competitive environment in which we operate.
    For a more detailed discussion of some of these factors, reference is made to the disclosures regarding risks and uncertainties set forth in our Annual Information Form, Form 40-F and other public filings. We do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results, circumstances or otherwise.


    TESMA INTERNATIONAL INC.
    CONSOLIDATED BALANCE SHEETS
    (U.S. dollars in thousands)
    (unaudited)
                                                        June 30   December 31
    As at                                     NOTE        2004        2003
    -------------------------------------------------------------------------
    ASSETS
    Current:
      Cash and cash equivalents                        $ 196,880   $ 163,255
      Accounts receivable                      7         209,610     193,160
      Inventories                                        111,836     100,216
      Prepaid expenses and other                          13,973      10,152
      Future tax assets                                    1,913         979
      Income taxes recoverable                                 -       2,372
    -------------------------------------------------------------------------
                                                         534,212     470,134
    Capital assets                            2,3        346,852     303,749
    Goodwill                                  2,3         55,380      15,096
    Other assets                               2           7,584       3,527
    Future tax assets                         2,5          9,120       1,834
    Escrow deposit                             2               -      44,635
    -------------------------------------------------------------------------
                                                       $ 953,148   $ 838,975
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    LIABILITIES AND SHAREHOLDERS' EQUITY
    Current:
      Bank indebtedness                        2       $  52,538   $  40,756
      Accounts payable                         7         108,248      80,398
      Other accrued liabilities                7          43,622      34,126
      Accrued salaries and wages               4          27,706      27,065
      Income taxes payable                                 1,472           -
      Future taxes payable                                16,551      16,796
      Long-term debt due within one year      2,3          4,523       3,919
    -------------------------------------------------------------------------
                                                         254,660     203,060
    Long-term debt                            2,3         68,273      62,879
    Future tax liabilities                                33,987      18,102
    Other long term liabilities               2,4         14,354       5,680

    SHAREHOLDERS' EQUITY
    Class A Subordinate Voting Shares,
     authorized: unlimited
      (issued: 18,251,329; December 31,
       2003 - 18,140,429)                      4         199,271     198,250
    Class B Shares, authorized: unlimited
      (issued: 14,223,900; December 31,
       2003 - 14,223,900)                      4           1,894       1,894
    Contributed surplus                       1,4          1,121         572
    Retained earnings                          1         328,385     285,736
    Currency translation adjustment                       51,203      62,802
    -------------------------------------------------------------------------
                                                         581,874     549,254
    -------------------------------------------------------------------------
                                                       $ 953,148   $ 838,975
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    See accompanying note



    TESMA INTERNATIONAL INC.
    CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
    (U.S. dollars in thousands, except share and per share figures)
    (unaudited)
                                   THREE MONTHS             SIX MONTHS
                                       ENDED                   ENDED
                                      JUNE 30                 JUNE 30
                         NOTE    2004        2003        2004        2003
    -------------------------------------------------------------------------
                                          (restated-              (restated-
                                          see Note 1)             see Note 1)

    Sales                  7   $ 340,382   $ 278,846   $ 701,797   $ 546,219
    -------------------------------------------------------------------------
    Cost of goods sold     7     265,407     215,322     546,276     427,839
    Selling, general and
     administrative
     expenses            3,7,8    22,110      16,503      44,965      32,566
    Depreciation and
     amortization                 14,769      12,797      29,535      24,065
    Affiliation and
     social fees           7       3,578       3,222       7,412       6,208
    Interest, net          7         557        (156)        845         (76)
    -------------------------------------------------------------------------
    Income before
     income taxes                 33,961      31,158      72,764      55,617
    Income taxes           5       7,747       9,911      21,887      18,072
    -------------------------------------------------------------------------
    Net income for the
     period attributable
     to
      Class A Subordinate
       Voting Shares and
       Class B Shares             26,214      21,247      50,877      37,545
    Retained earnings,
     beginning of period         306,484     239,488     285,736     225,678
    Dividends on Class A
     Subordinate Voting
     Shares and Class B
     Shares                       (4,313)     (3,826)     (8,228)     (6,235)
    Cumulative adjustment
     for change in
     accounting policy     1           -           -           -         (79)
    -------------------------------------------------------------------------
    Retained earnings,
     end of period             $ 328,385   $ 256,909   $ 328,385   $ 256,909
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Earnings per Class A
     Subordinate Voting
     Share or Class B Share
      Basic                       $ 0.81      $ 0.66      $ 1.57      $ 1.16
      Diluted                     $ 0.80      $ 0.66      $ 1.56      $ 1.16
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Average number of
     Class A Subordinate
     Voting Shares and
     Class B Shares
     outstanding during
     the period
     (in millions)
      Basic                         32.4        32.3        32.4        32.3
      Diluted                       32.7        32.5        32.7        32.5
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    See accompanying notes



    TESMA INTERNATIONAL INC.
    CONSOLIDATED STATEMENTS OF CASH FLOW
    (U.S. dollars in thousands)
    (unaudited)
                                   THREE MONTHS             SIX MONTHS
                                       ENDED                   ENDED
                                      JUNE 30                 JUNE 30
                         NOTE    2004        2003        2004        2003
    -------------------------------------------------------------------------
                                          (restated-              (restated-
                                          see Note 1)             see Note 1)
    CASH PROVIDED FROM
     (USED FOR):
    OPERATING ACTIVITIES
    Net income                 $  26,214   $  21,247   $  50,877   $  37,545
    Items not involving
     current cash flows           19,359      17,963      40,934      31,109
    -------------------------------------------------------------------------
                                  45,573      39,210      91,811      68,654
    Net change in non-
     cash working
     capital                        (951)    (11,655)      7,078     (24,213)
    -------------------------------------------------------------------------
                                  44,622      27,555      98,889      44,441
    -------------------------------------------------------------------------
    INVESTING ACTIVITIES
    Capital asset additions      (29,909)    (15,021)    (54,299)    (33,176)
    (Increase) decrease
     in other assets                (229)        199        (717)        101
    Proceeds on disposal
     of interest in
     jointly-controlled
     entity, net of cash
     disposed              3           -           -        (953)          -
    Acquisition of
     subsidiaries, in
     excess of funds
     previously held
     in escrow             2           -           -        (427)          -
    Proceeds from
     disposal of capital
     and other assets      7          88         549         421      26,622
    -------------------------------------------------------------------------
                                 (30,050)    (14,273)    (55,975)     (6,453)
    -------------------------------------------------------------------------
    FINANCING ACTIVITIES
    Increase (decrease)
     in bank indebtedness        (13,336)     (6,115)      2,715      (2,358)
    Proceeds from loan
     repayments            3           -           -       7,728           -
    Issuance of Class A

     Subordinate Voting
     Shares                          477         162       1,021         162
    Dividends paid on
     Class A Subordinate
     Voting Shares and
     Class B Shares               (4,313)     (3,826)     (8,228)     (9,535)
    Repayments of
     long-term debt               (5,309)       (285)     (8,786)       (634)
    Proceeds from
     issuance of
     long-term debt                  540       3,412         540       3,477
    -------------------------------------------------------------------------
                                 (21,941)     (6,652)     (5,010)     (8,888)
    -------------------------------------------------------------------------
    Effect of exchange
     rate changes on
     cash and cash
     equivalents                  (1,247)     13,262      (4,279)     21,884
    Net increase
     (decrease) in
     cash and cash
     equivalents during
     the period                   (8,616)     19,892      33,625      50,984
    Cash and cash
     equivalents,
     beginning of period         205,496     166,172     163,255     135,080
    -------------------------------------------------------------------------
    Cash and cash
     equivalents, end
     of period                 $ 196,880   $ 186,064   $ 196,880   $ 186,064
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    See accompanying notes



    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    1.  Basis of Presentation and Accounting Changes

        The unaudited interim consolidated financial statements have been prepared following the accounting policies as set out in the Company's 2003 Annual Report, except for the adoption of new accounting pronouncements which include the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3110 "Asset Retirement Obligations" (CICA 3110) and Accounting Guideline AcG-13 "Hedging Relationships" (AcG-13).

        CICA 3110 requires the Company to estimate and recognize the fair value (discounted to present value) of any liabilities for future asset retirements, where applicable, and to record the associated cost over the period of use. For the Company, this primarily represents the obligation, at the end of each lease term, to restore leased premises back to their condition at the inception of the lease. At lease inception, the present value of this obligation is determined and recognized as a long-term liability with a corresponding amount recognized as an additional capital asset. The amount recognized as a capital asset is amortized and the liability amount is accreted over the period from lease inception to the time the Company expects to vacate the premises, such that both depreciation and interest expense are recorded as charges against earnings. The Company adopted these rules effective January 1, 2004 and the resulting impact to the unaudited interim consolidated financial statements was not significant.

        AcG-13 establishes certain conditions and documentation requirements that must exist at the inception of a hedge in order to apply hedge accounting. On January 1, 2004, the Company's treasury management system complied with the documentation requirements of AcG-13 and, as such, the Company continues to apply hedge accounting, when applicable, in its consolidated financial statements.

        As described in Note 1(p) of the Company's 2003 Annual Report, the Company adopted the new rules under Handbook Section 3870 "Stock-Based Compensation and other Stock-Based Payments" (CICA 3870) which require that all stock-based compensation transactions be accounted for at fair value. The Company adopted the rules on a retroactive basis for all stock-based awards granted on or after August 1, 2002, the date the Company was initially required to adopt CICA 3870. As a result, the comparative six-month period ended June 30, 2003 has been restated and reflects a cumulative adjustment to decrease opening retained earnings and increase contributed surplus by $0.1 million, respectively, and to record compensation expense of $nil in the period ($nil for the quarter ended June 30, 2003).

        The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, except that certain disclosures required for annual financial statements have not been included. Accordingly, the unaudited interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2003, as contained in the Company's 2003 Annual Report.

        In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments necessary to present fairly the financial position of the Company at June 30, 2004 and the results of operations and cash flows for the three and six-month periods ended June 30, 2004 and 2003.


    2.  Business Acquisition

        Acquisition of Davis Industries, Inc.

        On January 2, 2004, the Company completed the acquisition of Davis Industries, Inc. (Davis). Davis, at the time of acquisition, employed over 700 employees at 3 manufacturing facilities located in Indiana (2 facilities) and Tennessee and a corporate office and research and development centre in Michigan. The main product focus for Davis is stamped powertrain components and assemblies, including driveplate assemblies, transmission shells, oil pan assemblies and engine valve covers, but also includes some body and chassis stampings and fuel filler door assemblies.

        The Company has accounted for this transaction using the purchase method of accounting and has recorded 100% of the assets, liabilities, revenues, expenses and cash flows of Davis in its consolidated results commencing January 3, 2004. Total consideration for the acquisition of all the outstanding shares of Davis amounted to $48.5 million, consisting of $45.1 million paid in cash (including transactions costs of $0.5 million and $44.6 million that was held in escrow at our December 31, 2003 year end) and the issuance of a five-year, $3.4 million note bearing interest at the rate of prime plus 1% per annum. The Company also assumed $21.6 million of long-term debt (including current portion) and indebtedness and $5.4 million of other long-term obligations. The following is a summary of the effect of this acquisition on the Company's consolidated balance sheet:

        ---------------------------------------------------------------------
        (U.S. dollars in millions)

        Non-cash working capital                                  $      3.7
        Capital assets                                                  25.1
        Intangible assets                                                5.6
        Goodwill                                                        41.8
        Long-term debt (including current portion)
         and indebtedness                                              (21.6)
        Long-term employee benefit obligation                           (5.4)
        Net future tax liabilities                                      (0.7)
        ---------------------------------------------------------------------
        Total consideration                                       $     48.5
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        Comprised of:
          Cash paid from escrow account                           $     44.6
          Transaction costs                                              0.5
          Five-year note bearing interest at prime
           plus 1% per annum                                             3.4
        ---------------------------------------------------------------------
                                                                  $     48.5
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        The goodwill recorded on the acquisition is deductible for income tax purposes and included in the above allocation is an estimated future tax asset of approximately $1.1 million resulting from an excess of the tax basis of goodwill over the amount recorded for accounting purposes.

        The related allocations for this acquisition reflects adjustments as a result of obtaining more information regarding asset valuations, liabilities assumed, purchase price adjustments pursuant to the purchase agreements, and revisions of preliminary estimates of fair values made at the date of purchase.

        These amounts and the results of Davis are included in the North American Automotive segment of the Company's operations (Note 6).


    3.  Reduction In Ownership Interest of Jointly-Controlled Entity

        Pursuant to the agreement that resulted in the increase of the Company's interest in one of its jointly-controlled entities from 45% to 75% in December 2001, the other remaining shareholder retained an option to purchase an additional 25% equity ownership from the Company at any time prior to August 1, 2004 at a formula price. Effective February 7, 2004, this shareholder exercised its option and acquired an additional 25% interest in the jointly-controlled entity for nominal cash consideration.

        The impact of this transaction on the Company's consolidated balance sheet was to decrease capital and other assets by $5.5 million, cash and cash equivalents by $1.0 million, future tax and other current assets by $4.3 million, goodwill by $0.2 million and total liabilities and long-term debt by $9.8 million.

        As a result of this transaction, the Company recorded a net loss totaling $1.2 million (representing the excess of our carrying value of this 25% equity interest over the consideration received) as part of selling, general and administrative expenses in the three-month period ended March 31, 2004.

        In addition, as part of this transaction, $7.7 million of shareholder loans due to the Company from the jointly-controlled entity were sold by the Company to the other shareholder for $7.7 million in cash, thereby bringing each shareholder's proportionate share of loans to an equal basis.

        This transaction and the results of this jointly-controlled entity are included in the North American Automotive segment of the Company's operations (Note 6). Effective February 8, 2004, only 50% of the assets, liabilities, revenues, expenses and cash flows of this jointly-controlled entity are included in the Company's consolidated results.


    4.  Capital Stock

        (a) Class A Subordinate Voting Shares and Class B Shares

        The Company's share structure has remained consistent with that in place as at December 31, 2003. For details concerning the nature of the Company's securities, please refer to Note 12 "Capital Stock" of the notes to the Company's audited consolidated financial statements for the year ended December 31, 2003 contained in the Company's 2003 Annual Report.

        Outstanding Class A Subordinate Voting Shares and Class B Shares included in shareholders' equity of the Company consists of:

                               Class A Subordinate
                                  Voting Shares           Class B Shares
        ---------------------------------------------------------------------
        (U.S. dollars
         in thousands,         Number of    Stated     Number of    Stated
         except shares)         Shares       Value      Shares       Value
        ---------------------------------------------------------------------
        Balance, December 31,
         2003                 18,140,429  $  198,250  14,223,900  $    1,894
        Exercise of incentive
         stock options           110,900       1,021           -           -
        ---------------------------------------------------------------------
        Balance, June 30,
         2004                 18,251,329  $  199,271  14,223,900  $    1,894
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        (b) Incentive Stock Options

        Information concerning the Company's Incentive Stock Option Plan is included in Note 12 "Capital Stock" of the notes to the Company's audited consolidated financial statements for the year ended December 31, 2003 contained in the Company's 2003 Annual Report.

        The following is a continuity schedule of the options outstanding:

                                                                    Weighted
                                                                     average
                                        Number        Range of      exercise
                                      of Options   exercise price     price
        ---------------------------------------------------------------------
        (Share prices in Canadian
         dollars)

        Balance, December 31, 2003     1,483,350    $10.50 - $31.74   $24.83
        Granted                          109,000             $31.55   $31.55
        Exercised                       (110,900)   $10.50 - $26.00   $12.35
        ---------------------------------------------------------------------
        Balance, June 30, 2004         1,481,450    $10.50 - $31.74   $26.26
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------
        Exercisable at June 30, 2004   1,005,450    $10.50 - $31.74   $25.19
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        The Company accounts for all stock-based compensation transactions at fair value. The Company determines the total estimated fair value of each tranche of stock options as at the date of grant and then records compensation expense, on an amortized basis, over the applicable vesting periods of the underlying stock options. As such, at each reporting date, cumulative compensation expense will be recognized for each tranche of stock options to the extent that they are vested.

        During the three and six-month period ended June 30, 2004, the Company recorded $0.1 million and $0.5 million, respectively ($nil and $nil in the respective periods ended June 30, 2003), of compensation expense as part of selling, general and administrative expenses and recorded a corresponding increase to contributed surplus. Upon exercise of the underlying stock options recorded at fair value, (i.e. those issued on or after August 1, 2002), the Company will record a reduction to contributed surplus and a corresponding increase in the value attributed to the Class A Subordinate Voting Shares issued on the exercise of these stock options.

        The balance of contributed surplus related to stock compensation is as follows:
                                                         2004        2003
        ---------------------------------------------------------------------
        (U.S. dollars in thousands)

        Opening balance, January 1                    $      572  $       79
        Compensation expense                                 549          30
        ---------------------------------------------------------------------
        Closing balance, June 30                      $    1,121  $      109
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        (c) Maximum Number of Shares

        The following table presents the maximum number of shares that would be outstanding if all of the options outstanding at June 30, 2004 were exercised:

                                                                  Number of
                                                                    Shares
        ---------------------------------------------------------------------
        Class A Subordinate Voting Shares outstanding
         at June 30, 2004                                         18,251,329
        Class B Shares outstanding at June 30, 2004               14,223,900
        Options to purchase Class A Subordinate Voting Shares      1,481,450
        ---------------------------------------------------------------------
                                                                  33,956,679
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        The maximum number of shares reserved to be issued for stock options is 4,000,000 Class A Subordinate Voting Shares, of which 637,500 are reserved and unoptioned as at June 30, 2004.

        (d) Non-Employee Director Share-Based Compensation Plan

        Under this plan, non-employee directors can elect to receive a portion of their annual retainers and other Board-related compensation in the form of deferred share units (DSUs) which are credited to the director's account, and the Company records a liability. The number of DSUs issued is based upon the market value of the Company's Class A Subordinate Voting Shares at each allocation date. Each DSU has a cash value equal to the market price of one of the Company's Class A Subordinate Voting Shares. Within a specified time after retirement, non-employee directors receive a cash payment equal to the market value of their DSUs.

        Due to the fact these DSUs will require settlement at some point in the future for cash, the Company records each allocation of units issued as compensation expense and records the associated liability in the period they are issued. The value of all DSUs outstanding, and the associated liability, are adjusted at each reporting date to reflect their fair value based on the current market price of the Company's Class A Subordinate Voting Shares.

        During the three and six-month periods ended June 30, 2004, $0.2 million and $0.3 million, respectively, ($0.1 million in the same periods, respectively, ended June 30, 2003) was recorded as compensation expense (including foreign exchange and the revaluation of the DSUs to their fair values at the period end) and no amounts were paid out under this plan. At June 30, 2004, there were 32,534 DSUs (December 31, 2003 - 28,265) having a total value of $0.9 million (December 31, 2003 - $0.6 million) that were issued and outstanding.

        (e) Other Employee Share-Based Compensation Plan

        In conjunction with the appointment of the Company's former President to the position of Vice Chairman effective May 4, 2004, the Company created a restricted stock account in his name and credited 32,550 notional units of restricted stock (RSU's) to this account as part of the overall compensation arrangement for future employment services to be rendered. Each RSU has a value equivalent to one of the Company's Class A Subordinate Voting Shares. Under this stock-based compensation arrangement, the total cash equivalent value of the RSU's (plus accumulated dividend equivalents) will be paid in cash at a future date upon satisfaction of certain conditions. Because these RSUs will require settlement in the future for cash, the Company has recognized the associated liability in the current period, and will recognize the related compensation expense over future periods as the employment services are rendered. Compensation expense in the three-month period ended June 30, 2004 totaled $0.1 million.


    5.  Income Taxes

        During the quarter ended June 30, 2004, the Company completed a series of recapitalization and refinancing transactions at certain subsidiaries. As a result of these transactions, the Company recognized $4.0 million as the benefit for income tax losses available for carryforward (previously unrecognized) and recorded a corresponding future tax asset in the amount of $4.0 million in our Austrian subsidiary.


    6.  Segmented Information

        The Company currently operates in one industry segment, the automotive powertrain business, designing and manufacturing parts and assemblies primarily for the automotive OEMs or their Tier I and Tier II powertrain component manufacturers.

        The Company operates internationally and its manufacturing facilities are arranged geographically to match the requirements of the Company's customers in each market. Each manufacturing facility has the capability to offer many different powertrain parts and assemblies as the technological processes employed can be used to make many different parts and assemblies. Additionally, specific marketing and distribution strategies are required in each geographic region.

        The Company currently operates in four geographic segments, of which only two are reportable segments. The accounting policies for the segments are the same as those described in Note 1 to the audited consolidated financial statements for the year ended December 31, 2003 (as contained in the Company's 2003 Annual Report) and intersegment sales are accounted for at prices which approximate fair value.

        Executive management assesses the performance of each segment based on income before income taxes, as the management of income tax expense is centralized.

        The following tables show certain information with respect to operating segment disclosures:

        Three months ended:
                                North
                               American    European      Other
        June 30, 2004         Automotive  Automotive  Automotive     Total
        ---------------------------------------------------------------------
                                        (U.S. dollars in thousands)

        Total Sales           $  271,698  $   68,403  $    8,696  $  348,797
        Intersegment sales         7,877         392         146       8,415
        ---------------------------------------------------------------------
        Sales to external
         customers            $  263,821  $   68,011  $    8,550  $  340,382
        ---------------------------------------------------------------------
        Depreciation and
         amortization         $   11,136  $    2,514  $    1,119  $   14,769
        ---------------------------------------------------------------------
        Interest, net         $     (187) $      226  $      518  $      557
        ---------------------------------------------------------------------
        Income before
         income taxes         $   27,750  $    7,237  $   (1,026) $   33,961
        ---------------------------------------------------------------------
        Capital assets, net   $  240,711  $   70,688  $   35,453  $  346,852
        ---------------------------------------------------------------------
        Capital asset
         additions            $   20,993  $    6,646  $    2,270  $   29,909
        ---------------------------------------------------------------------
        Goodwill, at
         carrying value       $   54,666  $      714  $        -  $   55,380
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        June 30, 2003
        ---------------------------------------------------------------------

        Total Sales           $  216,860  $   61,916  $    6,403  $  285,179
        Intersegment sales         5,273         996          64       6,333
        ---------------------------------------------------------------------
        Sales to external
         customers            $  211,587  $   60,920  $    6,339  $  278,846
        ---------------------------------------------------------------------
        Depreciation and
         amortization         $    9,900  $    2,016  $      881  $   12,797
        ---------------------------------------------------------------------
        Interest, net         $     (774) $      288  $      330  $     (156)
        ---------------------------------------------------------------------
        Income before
         income taxes         $   27,837  $    4,408  $   (1,087) $   31,158
        ---------------------------------------------------------------------
        Capital assets, net   $  199,744  $   56,340  $   32,631  $  288,715
        ---------------------------------------------------------------------
        Capital asset
         additions            $    9,426  $    1,774  $    3,821  $   15,021
        ---------------------------------------------------------------------
        Goodwill, at
         carrying value       $   13,131  $      701  $        -  $   13,832
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------


        Six months ended:
                                North
                               American    European      Other
        June 30, 2004         Automotive  Automotive  Automotive     Total
        ---------------------------------------------------------------------
                                        (U.S. dollars in thousands)

        Total Sales           $  559,900  $  140,773  $   17,470  $  718,143
        Intersegment sales        15,144         949         253      16,346
        ---------------------------------------------------------------------
        Sales to external
         customers            $  544,756  $  139,824  $   17,217  $  701,797
        ---------------------------------------------------------------------
        Depreciation and
         amortization         $   22,149  $    5,164  $    2,222  $   29,535
        ---------------------------------------------------------------------
        Interest, net         $     (676) $      523  $      998  $      845
        ---------------------------------------------------------------------
        Income before
         income taxes         $   60,224  $   14,817  $   (2,277) $   72,764
        ---------------------------------------------------------------------
        Capital assets, net   $  240,711  $   70,688  $   35,453  $  346,852
        ---------------------------------------------------------------------
        Capital asset
         additions            $   39,998  $    9,954  $    4,347  $   54,299
        ---------------------------------------------------------------------
        Goodwill, at
         carrying value       $   54,666  $      714  $        -  $   55,380
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------


        June 30, 2003
        ---------------------------------------------------------------------

        Total Sales           $  424,833  $  119,719  $   13,232  $  557,784
        Intersegment sales         9,994       1,484          87      11,565
        ---------------------------------------------------------------------
        Sales to external
         customers            $  414,839  $  118,235  $   13,145  $  546,219
        ---------------------------------------------------------------------
        Depreciation and
         amortization         $   18,417  $    3,878  $    1,770  $   24,065
        ---------------------------------------------------------------------
        Interest, net         $   (1,261) $      607  $      578  $      (76)
        ---------------------------------------------------------------------
        Income before
         income taxes         $   49,235  $    8,124  $   (1,742) $   55,617
        ---------------------------------------------------------------------
        Capital assets, net   $  199,744  $   56,340  $   32,631  $  288,715
        ---------------------------------------------------------------------
        Capital asset
         additions            $   18,416  $    6,866  $    7,894  $   33,176
        ---------------------------------------------------------------------
        Goodwill, at
         carrying value       $   13,131  $      701  $        -  $   13,832
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------


    7.  Related Party Transactions

        (a) Transactions with Controlling Shareholder

        The Company completed transactions with Magna International Inc. (Magna), the Company's controlling shareholder, and other companies under Magna's control as follows:

                                THREE MONTHS ENDED       SIX MONTHS ENDED
                                      JUNE 30                 JUNE 30
                                 2004        2003        2004        2003
        ---------------------------------------------------------------------
        (U.S. dollars
         in thousands)

        Sales (i)             $    1,949  $    2,179  $    4,149  $    4,105
        Purchases of
         materials (i)        $      852  $    2,976  $    1,816  $    3,813
        Rental of
         manufacturing
         facilities (ii)      $        -  $      793  $        -  $    1,358
        Affiliation
         fee (iii)            $    3,069  $    2,745  $    6,321  $    5,366
        Social fee (iv)       $      509  $      477  $    1,091  $      842
        Other specific
         charges (v)          $      331  $      370  $      763  $      904
        Interest, net         $        2  $        4  $        4  $        4
        Construction
         management
         fees (ii)            $        -  $        -  $        -  $   (1,293)
        ---------------------------------------------------------------------
        (i) Sales to, and purchases from, Magna and other companies under Magna's control, and the resulting accounts receivable and payable balances, are typically effected on normal commercial terms.

        (ii) On January 31, 2003, the Company completed a sale and leaseback transaction with MI Developments Inc. (MID), then a wholly-owned subsidiary of Magna, for all the land and buildings on the Tesma Corporate Campus, which includes the corporate office building and two manufacturing facilities. Under the terms of the purchase and sale agreement, the land and buildings comprising the Corporate Campus (with a carrying value of $23.5 million) were sold to MID for cash proceeds approximating fair value which totaled $25.0 million. The gain of $1.5 million resulting from the sale was initially deferred and is now being amortized on a straight-line basis over the term of the leases.

              Under the terms of this transaction, in the prior year, $1.3 million of construction management fees (including carrying charges) previously billed in fiscal 2002 by MID to the Company on account of this project were refunded. In addition, the Company entered into agreements to lease the properties back from MID (at prevailing market rates existing at inception) for a term of twelve years (with an initial option to renew for three years followed by two subsequent five-year renewal options) and is required to make lease payments of approximately $2.7 million per year. The Company made rental payments totaling $0.8 million to MID in the three-month period ended June 30, 2003 ($1.4 million in the six month period ended June 30, 2003). On August 29, 2003, all of the shares of MID were distributed to the shareholders of Magna pursuant to a planned reorganization of Magna. As a result of this distribution, MID became directly controlled by the same entity that indirectly controls the Company, such that MID remains a related party to the Company, but is no longer part of the group of companies controlled by Magna.

        (iii) The Company is party to an affiliation agreement with Magna that provides for the payment by the Company of an affiliation fee in exchange for, among other things, a non-exclusive world-wide license to use certain Magna trademarks, access to Magna management resources, and the collaboration and sharing of best practices in areas such as new management techniques, employee benefits and programs, marketing and technological initiatives. This agreement became effective for a term of seven years and five months commencing August 1, 2002 and expires on December 31, 2009 (subject to annual renewals thereafter). Under this agreement, affiliation fees payable to Magna are calculated as 1.0% of the Company's consolidated net sales, subject to certain exceptions for sales from acquired businesses (which are exempt from the calculation of the affiliation fee in the year of acquisition, with 50% inclusion in the year after acquisition and full inclusion in all subsequent years).

        (iv) Under the terms of a social fee agreement, the Company pays Magna a social fee of 1.5% of pretax profits as a contribution to social and charitable programs coordinated by Magna on behalf of Magna and its affiliated companies, including the Company. This agreement became effective for a term of seven years and five months commencing August 1, 2002 and expires on December 31, 2009 (subject to annual renewals thereafter).

        (v) Other specific charges, which are recorded primarily as part of selling, general and administrative expenses, are negotiated annually and are based on the level of certain benefits or services provided to the Company by Magna Services Inc., a wholly-owned subsidiary of Magna. These services include, but are not limited to: information technology (WAN infrastructure and support services), human resource and employee relations services (including administration of the Employee Equity Participation and Profit Sharing Program), specialized legal, environmental, finance and treasury support, management and technology training, and an allocated share of the facility and overhead costs dedicated to providing these services.

        (b) Other Related Party Transactions

        (i) Rental payments to MID in the three and six-month periods ended June 30, 2004 amounted to $0.9 million and $1.7 million, respectively, and were paid under lease agreements entered into at prevailing market rates.

        (ii) During 2003, the Company's Austrian subsidiary transferred certain assets and activities into Magna Systemtechnik AG
              (MST), an entity controlled by Magna established for the training of apprentices in the design, development and manufacturing of tools, prototypes and automotive components. Effective the same date, the Company acquired a minority equity ownership interest in MST and participates in its ongoing activities to the extent of this equity ownership interest. The Company accounts for this investment using the equity method and, accordingly, $0.3 million and $0.5 million has been recorded in selling, general and administrative expenses as the Company's share of the three and six-month net loss of MST to June 30, 2004 ($nil and $0.1 million in the respective periods ended June 30, 2003).

        (c) Outstanding Balances

        The outstanding balances with all related parties resulting from transactions included in the consolidated financial statements at the end of the period are as follows:

                                                       June 30   December 31
                                                         2004        2003
        ---------------------------------------------------------------------
        (U.S. dollars in thousands)

        Accounts receivable                           $    1,411  $    1,560
        Accounts payable and other accrued
         liabilities                                  $    3,231  $    1,882
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------


    8.  Foreign Exchange

        Included as part of selling, general and administrative expenses are gains (losses) resulting from foreign exchange as follows:


                                THREE MONTHS ENDED       SIX MONTHS ENDED
                                      JUNE 30                 JUNE 30
                                 2004        2003        2004        2003
        ---------------------------------------------------------------------
        (U.S. dollars
         in thousands)

        Foreign exchange
         gains (losses)       $     (554) $      753  $      760  $      712
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------


    9.  Post-Retirement and Other Long-Term Employee Obligations

        In the three and six-month periods ended June 30, 2004, the Company recorded expenses of $0.2 million and $0.4 million, respectively ($0.1 million and $0.2 million in the respective periods ended
        June 30, 2003) in relation to the Company's post-retirement medical benefit plan and other long-term employment service obligations.


    10. Comparative Consolidated Financial Statements

        The Company has retroactively restated the comparative consolidated financial statements for the change in accounting policy for stock-based compensation as described in Note 1.

        Certain other comparative figures have been reclassified to conform to the current year's method of presentation.


                                  DIRECTORS


Manfred Gingl                             Oscar B. Marx, III
Chairman & Chief Executive Officer        Vice President, Automotive Sector
Tesma International Inc.                  TMW Enterprises, Inc.
Executive Vice Chairman
Magna International Inc.

Hon. David R. Peterson, P.C., Q.C.        Vincent J. Galifi
Chairman                                  Executive Vice President & Chief
Cassels Brock & Blackwell LLP             Financial Officer
                                          Magna International Inc.

Judson D. Whiteside                       Siegfried Wolf
Chairman & Chief Executive Officer        Executive Vice Chairman
Miller Thomson LLP                        Magna International Inc.

Hon. M. Douglas Young, P.C.
Chairman
Summa Strategies Canada Inc


                                  OFFICERS


Manfred Gingl                              Anthony E. Dobranowski
Chairman & Chief Executive Office          Vice Chairman & Chief Financial
                                           Officer

Klaus Blickle                              Pasquale Cerullo
President                                  Executive Vice President, Sales,
                                           Marketing & Corporate Development

James L. Moulds                            Karl Steinbauer
Vice President, Finance & Treasurer        Vice President, Manufacturing

Richard S. MacDonald                       Thomas More
Vice President, Sales & Marketing          Controller

Stefan T. Proniuk
Vice President, Secretary & General Counsel


STOCK LISTINGS                             TRANSFER AGENTS AND REGISTRARS


Class A Subordinate Voting Shares          Class A Subordinate Voting Shares
The Toronto Stock Exchange - TSM.A         Canada:  Computershare Trust
NASDAQ - TSMA                              Company of Canada, Toronto
                                           United States:  Computershare
                                           Trust Company, Inc.


                            INVESTOR INFORMATION


Inquiries regarding the Company or to be placed on our supplementary mailing list, fax list or e-mail list to receive Tesma's annual and quarterly reports or press releases, please contact Lynn Riley, Manager, Investor Relations at:

Telephone: 905 417-2160    Fax: 905 417-2148    e-mail: lynn.riley@tesma.com


                              [Tesma logo]
                       CORPORATE OFFICE LOCATION
                1000 Tesma Way, Concord, Ontario, L4K 5R8
         Telephone: 905 417-2100     Fax: 905 417-2101     www.tesma.com